Filed pursuant to Rule 424(b)(3)
Registration No. 333-162132

SUPERFUND GREEN, L.P.

SUPPLEMENT DATED FEBRUARY 1, 2012
TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 13, 2011

                    This Supplement updates certain Commodity Futures Trading Commission required information contained in the Superfund Green, L.P. Prospectus and Disclosure Document dated May 13, 2011. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Fund.

                    Exhibit I updates the breakeven analysis beginning on page 6 of the Prospectus. Exhibit II adds an additional risk factor to the risks an investor in the Fund faces beginning on page 11 of the Prospectus. Exhibit III contains an updated version of the past performance of the Fund beginning on page 22 of the Prospectus. Exhibit IV updates certain information regarding the Fund’s Clearing Brokers beginning on page 42 of the Prospectus.

* * * * * * * * * *

                    All information in the Prospectus is current as of its date, except as updated hereby.

                    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

                    THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

EXHIBIT I

SUMMARY

          A. Breakeven Analysis

                    The following tables show the fees and expenses that an investor would incur on an initial investment of $5,000 in each Series and the amount that such investment must earn to break even after one year.

Series A

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) Initial Twelve Months of Investment

Management Fees	1.85%	$92.50
General Partner Performance Fees(1)	0.00%	$0.00
Selling Commissions(2)	4.00%	$200.00
Ongoing Offering Expenses(3)	1.00%	$50.00
Operating Expenses(3)	0.15%	$7.50
Brokerage Fees(4)	2.00%	$100.00
Less Interest Income(5)	0.01%	$0.50
TWELVE-MONTH BREAKEVEN	8.99%	$449.50

Series A for Investors Not Subject to Selling Commissions(6)

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) Initial Twelve Months of Investment

Management Fees	1.85%	$92.50
General Partner Performance Fees(1)	0.00%	$0.00
Selling Commissions(2)	0.00%	$0.00
Ongoing Offering Expenses(3)	1.00%	$50.00
Operating Expenses(3)	0.15%	$7.50
Brokerage Fees(4)	2.00%	$100.00
Less Interest Income(5)	0.01%	$0.50
TWELVE-MONTH BREAKEVEN	4.99%	$249.50

Series B

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) Initial Twelve Months of Investment

Management Fees	1.85%	$92.50
General Partner Performance Fees(1)	0.00%	$0.00
Selling Commissions(2)	4.00%	$200.00
Ongoing Offering Expenses(3)	1.00%	$50.00
Operating Expenses(3)	0.15%	$7.50
Brokerage Fees(4)	3.00%	$150.00
Less Interest Income(5)	0.01%	$0.50
TWELVE-MONTH BREAKEVEN	9.99%	$499.50

Series B for Investors Not Subject to Selling Commissions(6)

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) Initial Twelve Months of Investment

Management Fees	1.85%	$92.50
General Partner Performance Fees(1)	0.00%	$0.00
Selling Commissions(2)	0.00%	$0.00
Ongoing Offering Expenses(3)	1.00%	$50.00
Operating Expenses(3)	0.15%	$7.50
Brokerage Fees(4)	3.00%	$150.00
Less Interest Income(5)	0.01%	$0.50
TWELVE-MONTH BREAKEVEN	5.99%	$299.50

(1)

No performance fees will be charged until breakeven costs are met. However, because Superfund Capital Management’s performance fee is payable monthly, it is possible for Superfund Capital Management to earn a performance fee during a break-even or losing year if, after payment of a performance fee, a Series incurs losses resulting in a break-even or losing year. It is impossible to predict what performance fee, if any, could be paid during a break-even or losing year, thus none is shown.

(2)	The maximum cumulative selling commission per Unit sold pursuant to this Prospectus is 10% of the gross offering proceeds for such Unit.

(3)	Not to exceed the amount of actual expenses incurred.

(4)

Effective July 1, 2010, assumes 1,667 round-turn transactions for Series A and 2,500 round turns transactions for Series B per million dollars per year at a rate of $12 per round-turn transaction.* These assumptions are based on the average number of round-turn transactions per million dollars per year over the last three years traded on behalf of the Series and the average risk capital of each Series allocated to the Fund’s short-term systematic, technical trading strategy since July 1, 2010. The Superfund Green, L.P. Fifth Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”) provides that brokerage commission costs borne by the Fund shall not exceed 5% (Series A) and 7% (Series B) annually of average annual net assets of the Series.

(5)	Estimated. Interest income includes the assumed interest rate and reflects current cash market information, expressed as an annualized rate and rounded.

The twelve-month break-even points shown are dependent on interest income of 0.01% per annum. If interest income earned is less, the Series will have to earn trading profits greater than the amounts shown to cover their costs. Actual interest to be earned by the Fund will be at the prevailing rates for the period being measured which may be less than or greater than 0.01% over any twelve month period.

(6)

Certain Units are not subject to selling commissions: (i) Units purchased through Superfund USA by investors that participate in a registered investment adviser’s asset-based fee or fixed fee advisory program; (ii) Units purchased through Superfund USA by investors who are commodity pools operated by commodity pool operators registered as such with the NFA; and (iii) Units for which the investor has paid the maximum cumulative selling commissions of 10% of the original purchase price.

*	In no instance will the total of all fees computed on a net asset basis exceed 20% per annum for either Series A or Series B.

EXHIBIT II

THE RISKS YOU FACE

MF Global Exposure; Reserves Taken as a Result of such MF Global Exposure

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

           The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced with respect to MF Global. As a result of such liquidation proceedings, customer accounts at MF Global were, and continue to be as of the date hereof, frozen, at least in part, including accounts belonging to the Fund. On November 2, 2011, the CFTC reported an estimated 11.6% shortfall in the customer segregated funds account of MF Global. On November 21, 2011, the SIPC liquidation Trustee announced that the shortfall in the customer segregated funds account could be as much as 22% or more. Following discussions with the Fund’s auditor, the General Partner caused the Fund to take a reserve to account for the Fund’s estimated exposure to such 22% shortfall as of October 31, 2011. The foregoing reserve was based upon information available at the time such reserve was taken and is in accordance with generally accepted accounting principles, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate (or that customer funds will not be located reducing the estimated shortfall). As additional information becomes available, additional reserves may be taken or prior reserves reversed, which will be accounted for in accordance with generally accepted accounting principles as of the time that such information is then available (and not as of the date that the liquidation proceedings commenced with respect to MF Global). As a result, all Limited Partners will participate in any future reserves taken (resulting in decreases in the Fund’s net asset value) or any reversal of prior reserves (resulting in increases in the Fund’s net asset value) to the extent that such Limited Partner holds Units at the time that such reserve is taken or reversed.

EXHIBIT III

PAST PERFORMANCE OF SUPERFUND GREEN, L.P.

          Set forth below and on the following page are the performance records of the Fund for the period January 2006 through November 30, 2011. Effective July 1, 2010, Superfund Capital Management integrated a systematic, technical short-term trading strategy into the Fund’s primary trend-following methodology. This short-term strategy seeks trading opportunities arising out of short term changes in futures and forward market prices, with trades lasting from less than a day to more than a week, and has exhibited low correlation to the trend-following methodology historically utilized by the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of Pool	Superfund Green, L.P. — Series A
Type of Pool	Single Advisor/Publicly Offered/No Principal Protection
General Partner	Superfund Capital Management
Inception of Trading	November 2002
Aggregate Subscriptions as of November 30, 2011	$128,016,358
Net Asset Value as of November 30, 2011	$33,893,296
Worst Monthly % Drawdown (May 2010)	(13.14%)
Worst Peak-to-Valley % Drawdown (June 2008 to January 2010)	(36.92%)

HISTORICAL PERFORMANCE

2006		2007		2008		2009		2010		2011

Jan	6.87%	Jan	(3.09%)	Jan	(2.73%)	Jan	0.35%	Jan	(9.38%)	Jan	(4.22%)
Feb	(3.66%)	Feb	(7.54%)	Feb	17.93%	Feb	0.04%	Feb	1.49%	Feb	4.10%
Mar	4.48%	Mar	(8.73%)	Mar	2.29%	Mar	(2.23%)	Mar	14.41%	Mar	(0.59%)
Apr	5.79%	Apr	7.99%	Apr	(1.57%)	Apr	(6.92%)	Apr	4.59%	Apr	9.30%
May	(7.57%)	May	2.39%	May	5.21%	May	(12.03%)	May	(13.14%)	May	(8.84%)
Jun	(0.33%)	Jun	6.84%	Jun	7.73%	Jun	(2.39%)	Jun	(0.33%)	Jun	(2.01%)
Jul	(10.35%)	Jul	(6.78%)	Jul	(9.65%)	Jul	(7.86%)	Jul	(2.55%)	Jul	5.55%
Aug	0.38%	Aug	(3.27%)	Aug	(4.64%)	Aug	3.52%	Aug	4.15%	Aug	(0.09%)
Sep	3.20%	Sep	5.57%	Sep	(0.07%)	Sep	2.81%	Sep	4.55%	Sep	(2.81%)
Oct	5.53%	Oct	9.92%	Oct	12.19%	Oct	(11.60%)	Oct	5.70%	Oct	(7.83%)
Nov	(1.28%)	Nov	(4.69%)	Nov	1.47%	Nov	13.93%	Nov	(2.71%)	Nov	(3.04%)
Dec	11.36%	Dec	2.82%	Dec	1.32%	Dec	(9.43%)	Dec	10.13%
Annual	12.94%	Annual	(0.92%)	Annual	30.00%	Annual	(29.90%)	Annual	14.49%	Annual	(11.37%)
											(11 mos.)

Aggregate Subscriptions

          Total gross capital subscriptions made to a pool or account from inception through the date indicated.

Drawdown

          Losses experienced by a pool or account over a specified period.

Worst Peak-to-Valley % Drawdown

          Greatest cumulative percentage decline in month-end net asset value due to losses sustained by a pool or account during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Net Asset Value

          Net Asset Value of each Series is that Series’ assets less liabilities determined in accordance with accounting principles generally accepted in the United States.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Name of Pool	Superfund Green, L.P. — Series B
Type of Pool	Single Advisor/Publicly Offered/No Principal Protection
General Partner	Superfund Capital Management, Inc.
Inception of Trading	November 2002
Aggregate Subscriptions as of November 30, 2011	$147,530,109
Net Asset Value as of November 30, 2011	$38,183,194
Worst Monthly % Drawdown (May 2010)	(20.23%)
Worst Peak-to-Valley % Drawdown (February 2009 to January 2010)	(52.98%)

HISTORICAL PERFORMANCE

2006		2007		2008		2009		2010		2011

Jan	9.72%	Jan	(4.60%)	Jan	(3.61%)	Jan	1.01%	Jan	(14.51%)	Jan	(5.22%)
Feb	(4.95%)	Feb	(10.67%)	Feb	24.60%	Feb	0.68%	Feb	2.60%	Feb	7.17%
Mar	6.32%	Mar	(12.65%)	Mar	1.95%	Mar	(4.49%)	Mar	22.85%	Mar	(0.82%)
Apr	8.31%	Apr	11.38%	Apr	(1.20%)	Apr	(10.83%)	Apr	7.04%	Apr	14.09%
May	(10.37%)	May	3.41%	May	7.33%	May	(19.31%)	May	(20.23%)	May	(13.28%)
Jun	0.29%	Jun	9.77%	Jun	12.54%	Jun	(3.52%)	Jun	(0.36%)	Jun	(2.79%)
Jul	(14.11%)	Jul	(10.11%)	Jul	(15.00%)	Jul	(12.24%)	Jul	(3.74%)	Jul	8.49%
Aug	0.55%	Aug	(4.66%)	Aug	(7.28%)	Aug	5.62%	Aug	6.43%	Aug	0.16%
Sep	4.45%	Sep	8.26%	Sep	0.46%	Sep	4.58%	Sep	7.45%	Sep	(4.59%)
Oct	7.74%	Oct	14.57%	Oct	20.14%	Oct	(18.34%)	Oct	8.34%	Oct	(11.69%)
Nov	(1.73%)	Nov	(6.79%)	Nov	2.78%	Nov	22.10%	Nov	(3.24%)	Nov	(4.76%)
Dec	16.14%	Dec	4.44%	Dec	2.60%	Dec	(14.18%)	Dec	15.25%
Annual	19.74%	Annual	(2.60%)	Annual	46.56%	Annual	(44.07%)	Annual	21.92%	Annual	(15.51%)
											(11 mos.)

Aggregate Subscriptions

          Total gross capital subscriptions made to a pool or account from inception through the date indicated.

Drawdown

          Losses experienced by a pool or account over a specified period.

Worst Peak-to-Valley % Drawdown

                    Greatest cumulative percentage decline in month-end net asset value due to losses sustained by a pool or account during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Net Asset Value

          Net Asset Value of each Series is that Series’ assets less liabilities determined in accordance with accounting principles generally accepted in the United States.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

EXHIBIT IV

THE CLEARING BROKERS

Barclays Capital Inc.

          Barclays Capital Inc. (“BCI”) is a registered securities broker-dealer and futures commission merchant. BCI is wholly owned by Barclays Bank PLC, which is authorized and regulated by the UK Financial Services Authority. BCI is headquartered at 745 7th Ave., New York, NY, 10019.

          BCI is involved in a number of judicial and arbitration matters arising in connection with the conduct of its business. BCI’s management believes, based on currently available information, that the results of such proceedings will not have a significant adverse effect on BCI’s financial condition.

          On September 15, 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the “Court”) by Lehman Brothers Holdings Inc. (“LBHI”), the SIPA Trustee for Lehman Brothers Inc. (the “SIPA Trustee”) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the “Committee”). All three motions challenged certain aspects of the transaction pursuant to which BCI and other Barclays’ companies acquired most of the assets of Lehman Brothers Inc. (“LBI”) in September 2008 and the Court order approving such sale. The claimants sought an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received, and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale (the “Rule 60 Claims”). On November 16, 2009, LBHI, the SIPA Trustee and the Committee filed separate complaints in the Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which was requested in the motions. On January 29, 2010, BCI filed its response to the Rule 60 Claims and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale (together with the SIPA Trustee’s competing claims to those assets, the “Contract Claims”).

          On February 22, 2011, the Court issued its Opinion in relation to these matters (In re Lehman Brothers Holdings Inc. et al, Case Nos. 08-13555 (JMP), 08-1420 (JMP) SIPA, (Bkr. S.D.N.Y. Feb. 22, 2011)), rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favor and some in BCI’s favor. On July 15, 2011, the Court entered final Orders implementing its Opinion. BCI and the Trustee have each filed a notice of appeal from the Court’s adverse rulings on the Contract Claims. LBHI and the Committee have withdrawn their notices of appeal from the Court’s ruling on the Rule 60 Claims, rendering the Court’s Order on the Rule 60 Claims final.

          In addition, LBHI had been pursuing a claim for approximately $500 million relating to bonuses that BCI was allegedly obligated to pay to former Lehman employees. On September 14, 2011, the Court issued a decision dismissing that claim and entered a final Order to that effect on September 21, 2011. LBHI has stipulated that it would not appeal that decision, rendering the Order dismissing that claim final.

          On September 2, 2011, the United States Federal Housing Finance Agency (“FHFA”), acting as conservator for two U.S. government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the “GSEs”), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of residential mortgage-backed securities (“RMBS”). The lawsuits allege, among other things, that offering materials pursuant to which the GSEs purchased the RMBS contained materially false and misleading statements and/or omissions regarding the residential mortgages that funded the securities. BCI and former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS in which BCI was lead or co-lead underwriter. Both complaints demand, among other things, (1) rescission and recovery of the consideration paid for the RMBS and (2) recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions previously filed against BCI by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago and Cambridge Place Investment Management, Inc., relating to their purchases of RMBS. BCI considers that the claims against it are without merit and intends to defend them vigorously. It is not practicable to provide an estimate of BCI’s possible loss in relation to these matters, including the effect that they might have upon operating results in any particular financial period.

Neither BCI nor any affiliate, officer, director or employee thereof has passed on the merits of this prospectus or offering, or gives any guarantee as to the performance or any other aspect of the Fund.

MF Global Inc.

          Effective October 31, 2011, MF Global is no longer a futures commission merchant for the Fund. ADM Investor Services, Inc., Barclays Capital Inc. and Rosenthal Collins Group, L.L.C continue to act as clearing brokers for the Fund.

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          As of October 31, 2011 approximately $1.53 million of Series A assets were still on deposit in an account(s) at MF Global. These assets represented approximately 4.3% of Series A’s net asset value of approximately $35.42 million as of October 31, 2011. The Series A reserve taken reduced the net asset value by $335,097 as of October 31, 2011 (or approximately $13.54 per Series A Unit).

          As of October 31, 2011 approximately $2.41 million of Series B assets were still on deposit in an account(s) at MF Global. These assets represented approximately 5.9% of Series B’s net asset value of approximately $40.90 million as of October 31, 2011. The Series B reserve taken reduced the net asset value by $526,523 as of October 31, 2011 (or approximately $20.53 per Series B Unit).

          The General Partner does not believe that the MF Global liquidation will have a material impact on the ongoing trading operations of the Fund. However, because MF Global is still in the liquidation process as of today, further developments in the MF Global liquidation proceedings may have an impact on the ability of the Fund to:

•	satisfy redemption requests in the normal 20-day time period;
•	adequately value redemption requests in the ordinary timeframe;
•	accept new subscriptions and properly value the net asset value for new subscribers; and
•	provide for accurate valuation in the Fund’s account statements provided to Limited Partners.

Prospective investors are also cautioned that there can be no assurances:

•	that the Fund will have immediate access to any or all of its assets in accounts held at MF Global; and
•	as to the amount or value of those assets in the context of the bankruptcy.

          Prospective investors should also be aware that future actions involving MF Global may impact the Fund’s ability to value the portion of its assets held at MF Global and/or delay the payment of a Limited Partner’s pro rata share of such assets upon redemption.

Rosenthal Collins Group, L.L.C.

          Rosenthal Collins Group, L.L.C. (“RCG”), a successor entity to firms dating back to 1923, is an Illinois Limited Liability Company with its principal offices at 216 West Jackson Boulevard, Chicago, Illinois 60606. It is a registered Futures Commission Merchant and a member of the National Futures Association. The Managing Members of RCG are Leslie Rosenthal and J. Robert Collins.

          RCG, a futures brokerage firm having a number of branch offices, introducing brokers and customers, and its principals, are from time to time engaged in various lawsuits and administrative proceedings with customers and regulatory authorities incidental to conducting business as a futures and derivatives broker. Some matters are settled, some are resolved in favor of RCG and some customer complaints are resolved in favor of customers and regulatory authorities. In the opinion of management of RCG, the amounts in controversy relative to the capital of RCG have not been material. As a matter of policy, RCG vigorously defends all proceedings against it and its principals, and in proceedings currently pending, RCG believes it has meritorious defenses.

          On August 26, 2008 without admitting or denying the findings, RCG settled a CFTC administrative action alleging that it failed to diligently supervise certain of its New York City branch office employees in the handling of certain payments to third parties from a customer’s account, made or delivered at the customer’s direction but against company policy. In connection with the settlement, RCG paid a civil monetary penalty of $310,000 and agreed to augment its supervision of its own policy and procedures for reviewing and approving disbursements to third parties from customer accounts.

          On December 28, 2009 without admitting or denying the findings, RCG settled a matter with the Chicago Board of Trade (the “Exchange”) in which the Exchange found that RCG violated Exchange Rules 1102F and 538 when on September 12, 2008 a RCG customer held a short September 2008 Soybean futures position beyond the contract’s expiration. At that time, there was a severe shortage of deliverable soybeans in the cash market, and RCG neither owned, nor was able to obtain, shipping certificates that would have allowed RCG to meet the delivery requirements until one day after the delivery due date utilizing a “transitory” Exchange-for-Physicals transaction. RCG cooperated with the Exchange staff and settled the matter by paying the Exchange a penalty of $250,000 and by implementing more enhanced procedural safeguards concerning customer positions at the expiration times of futures contracts.

          On September 30, 2010, without admitting or denying the findings, RCG settled a CFTC administrative action alleging that from July 2005 through May 2008 it failed to supervise diligently its employees’ handling of customer accounts in the name of George D. Hudgins by not following RCG’s internal compliance procedures with respect to obtaining certain customer information and investigating and reporting activity regarding Hudgins’ accounts that they should have recognized as suspicious. In 2009, Hudgins was convicted for operating a fraudulent commodity pool, among other matters. In connection with the settlement, RCG paid a civil monetary penalty of $780,000 and relinquished $618,526 in commissions to the court appointed Receiver for Hudgins.

          Commencing in 2005, RCG had been involved in protracted patent infringement cases with Trading Technologies International Inc. (TT). On February 23, 2011, the trial court in the first dispute entered a default judgment against RCG. As of November 9, 2011, RCG entered into a settlement and licensing agreement with TT to resolve all outstanding disputes, including the February 23, 2011 default judgment in the first case. As of November 30, 2011, both trial courts had approved the settlement, and both cases are now concluded.

          Rosenthal Collins Group, L.L.C., its principals and its predecessor companies have not been parties to any criminal action during the past five years or at any other time. Moreover, other than the matters described above, there have been no administrative or civil actions that management of RCG considers material, taken or concluded against any principal of RCG or RCG or its predecessors within the five years preceding the date of this disclosure document, and there are no such material matters on appeal.

ACKNOWLEDGMENT OF RECEIPT OF THE
SUPERFUND GREEN, L.P. SUPPLEMENT
DATED FEBRUARY 1, 2012 TO THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 13, 2011

          The undersigned hereby acknowledges that the undersigned has received a copy of the Superfund Green, L.P. Supplement dated February 1, 2012 to the Prospectus and Disclosure Document dated May 13, 2011.

INDIVIDUAL SUBSCRIBERS:	ENTITY SUBSCRIBERS:

(Name of Entity)
By:

Signature of Subscriber(s)
Title:

(Trustee, partner or authorized officer)

Dated: ____________, 20__

NOT FOR USE AFTER MAY 1, 2012.